





PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig-Hallum Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 So. Ninth Street, Suite 350
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannie Sonstegard 612-334-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

225 So. Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC
OATH OR AFFIRMATION

I, Jeannie Sonstegard _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig-Hallum Capital Group LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



BARBARA J RELLER
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Governors of Craig-Hallum Capital Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 5 to the statement of financial condition, the Company has changed its method of accounting for operating leases as of January 1, 2019 due to the adoption of ASU 2016-02, *Leases* (Topic 842).

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.
Minneapolis, Minnesota
February 28, 2020

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	18,457,914
Receivables from brokers, dealers, and others		9,458,898
Right-of-use assets		1,673,610
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $1,277,107)		184,789
Deposits with clearing broker		1,254,018
Securities owned and securities sold, net:		
Marketable, at market value		32,130
Not readily marketable, at estimated fair value		747,548
Prepaid expenses		283,909
Other receivables		403,703
Lease deposits		84,910
Total assets	$	32,581,429

Liabilities and Member's Equity

Liabilities:		
Accrued employee compensation and benefits	$	15,183,737
Payable to brokers, dealers and others		724,500
Lease liability on right-of-use assets		1,663,269
Distributions payable to member		2,000,000
Accounts payable		743,063
Deferred revenues		227,223
Subordinated debt		4,200,000
Total liabilities		24,741,792
Member's equity		7,839,637
Total liabilities and member's equity	$	32,581,429

See accompanying notes to statement of financial condition.

CRAIG-HALLUM CAPITAL GROUP LLC
Notes to Statement of Financial Condition
December 31, 2019

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CHH), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements on non-right-of-use assets are amortized over the lesser of their estimated useful lives or the term of the applicable leases.

The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) *Income Taxes*

The Company is a wholly owned, limited liability company disregarded for federal income tax purposes and does not file its own federal income tax returns. The Company's sole member is CCH, which is taxed as a partnership. The Company's individual items of income, expense, gain and loss are included in the CHH partnership tax returns. Accordingly, a provision for income taxes is not presented in its financial statements. CHH does incur immaterial amounts of state franchise taxes; these amounts are charged to operations as incurred.

(f) *Fair Value Measurements*

The Company adopted ASU No. 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" on January 1, 2019. The effect on the Company's results of operations, financial position and cash flows is minimal due to the immaterial valuation of its level 3 investments. Fair value measurements accounting standards establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below. The Company's asset holdings subject to Level 2 and Level 3 valuation are immaterial to the overall financial statement presentation.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2019:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2018
Cash and cash equivalents $	18,457,914	—	—	18,457,914
Securities owned and securities sold, not yet purchased, net	32,130	747,548	—	779,678

The valuation of Level 3 securities held at December 31, 2019 of $0 is immaterial to the overall financial statement presentation and consists of private company securities that are not actively traded.

(3)   Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2019 consist of the following:

Receivable from clearing organization	$	7,450,292
Investment banking receivable		2,008,606
	$	9,458,898

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4)   Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follow at December 31, 2018:

Corporate stocks	$	32,130

Securities sold, not yet purchased:

Corporate stocks	$	—

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2019, these securities were valued at $747,548.

(5)   Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases varying from one to five years, with certain renewal options for like terms.

At December 31, 2019, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2020	$	279,123
2021		359,457
2022		356,636
2023		367,473
2024		378,309
Thereafter		199,397
	$	1,940,395

Reconciliation to lease liability

Future minimum lease payments	$	1,940,395
Less future interest payments		(277,126)
Equals present value of future payments	$	1,663,269

The Company adopted ASU No. 2016-02 "Leases" effective January 1, 2019 using the modified retrospective transition approach, which increased the Company's opening member's equity by $29,025. ASU No. 2016-02 requires leases to be recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. The Company had three operating leases that met the criteria to be capitalized as right-of-use assets on January 1, 2019. As of December 31, 2019, the right-of-use assets and corresponding lease liabilities are as follows:

	Right-of-use asset		Lease liability	
Lease 1	$	1,077,518	$	(1,111,929)
Lease 2		562,078		(515,844)
Lease 3		34,014		(35,496)
	$	1,673,610	$	(1,663,269)

(6)   Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan sponsor and administrator. The Plan is administered under a written plan and trust agreement, with Charles Schwab Bank as the trustee. The Plan covers substantially all employees.

(7)   Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(8)   Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met. At December 31, 2019, the Company had net capital of approximately $12,039,637, including $4,200,000 of qualified subordinated debt, which together was $7,857,633 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 207.09 %.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9)   Related-Party Transactions

The Company declared and distributed $4,800,000 to the Member for the year ended December 31, 2019, including a distribution payable of $2,000,000 as of December 31, 2019.

(10) Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 28, 2020.

On January 23, 2020, the Company repaid $4,200,000 of subordinated debt, plus interest income of $51,781. The Company had entered into three temporary subordinated loan agreements for $1,400,000 each from three Members of CHH totaling $4,200,000 on December 9, 2019. FINRA approved the three temporary subordinated loans in the form of SL-31Ts. These temporary subordinated loans were made directly to the Company by the three Members and bore interest at a rate of ten percent per annum. The proceeds from the lenders were used to meet certain regulatory capital requirements needed in order to sole book run a secondary offering which traded on December 11, 2019.